FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cotação AGRO3
R$ 9.53 (09.03.13)

Imvestor
Relations

Julio Toledo Piza
CEO & IRO

Ana Paula Ribeiro
Investor Relations

Contacts

+ 55 (11) 3035 5374
ri@brasil-agro.com

Website

www.brasil-agro.com

Conference Calls

Portuguese

September 4, 2013
3:00 p.m. (Brasília) | 2:00 p.m. (NY)
Telephone: +55 (11) 3127 4971
Code: BrasilAgro

English

September 4, 2013
2:00 p.m. (Brasília) | 1:00 p.m. (NY)
Telephone: + 1 (412) 317 6776
Code: BrasilAgro

Earnings Release
Fiscal Year and Quarter ended
June 30, 2013

São Paulo, September 3, 2013 – A BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), a leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the fiscal year and quarter ended June 30, 2013. The consolidated annual and quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net Revenue of R$308.4 million in FY13, 79% more than in FY12.

     Net Income of R$28.7 million in FY13.

     Adjusted EBITDA of R$23.7 million in FY13, a 158% improvement over FY12.

    Sale of 19,647 hectares of the Araucária, Cremaq and Horizontina farms for R$122.7 million (present value),with an IRR average of 24%.

     Obtained of new environmental licenses.

     Migration of ADRs to level II and listing on the NYSE under the ticker LND.

Message from Management

“We started the 2012/13 harvest year confident that the outlook is positive and that the Company is prepared to overcome the challenges...”. It was with this phrase that we concluded our 4Q12 Message from Management. Today, we can certainly ratify that statement, given all we have achieved this fiscal year: the sale of 19,647 hectares, the development of 12,000 hectares and the cultivation of 76,000 hectares.

Sales during the period marked the end of the Company’s first major cycle, where all project steps – acquisition, development, production and divestment – were executed. The sale of 19,647 hectares of the Araucária, Cremaq and Horizontina farms generated an Internal Rate of Return (property + production) of more than 20% and an upside of 90% over the acquisition price and investments realized.

Continuing with the transformation and maturation process of our areas, we transformed a further 12,000 hectares, planted 76,000 hectares and obtained environmental licenses for the clearing of a further 5,200 hectares. On June 30, 2013, 19% of our properties were in an advanced stage of development.

Our agricultural operations were impacted by the severe drought faced by our properties in the Northeast, especially Bahia, which affected soybean and corn yields by around 30% and 40%, respectively. However, the effects were minimized thanks to the Company’s strategy of diversifying its portfolio in different crops and regions. The Alto Taquari and Araucária farms, located in the Midwest, closed their third year of sugarcane supply with deliveries of 1,048,000 tons to ETH.

The growth of operating activities contributed to the strong financial performance and we closed the year with Net Revenue of R$308.4million, Adjusted EBITDA of R$23.7 million and Net Income of R28.7 million, allowing us to pay dividends to our shareholders.

On June 30, 2013, we appraised the market value of our portfolio (properties and period sales) at R$1.1 billion, 23% up on last year.

In November 2012, our ADRs migrated to level II and began trading on the NYSE under the ticker LND, further underlining the Company’s pioneering nature. It was the first agribusiness firm to go public on the Novo Mercado listing segment of the BM&FBOVESPA and now it was the first such company to list its ADRs on the NYSE. This important step exemplifies the Company’s new level of maturity and seeks to increase its exposure to investors and facilitate access to its shares.

These achievements mark the culmination of the strategy adopted when the Company was founded in 2006, which sought capital gains from the sale of properties, as well as agricultural output. We have clearly reached a new level and are now beginning a new cycle with even higher objectives.

4Q13 Release	2

Property Portfolio

On June 30, 2013, the Company’s property portfolio consisted of 160,815 hectares across five Brazilian states, as shown in the table below:

Properties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm(1)	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27,807	18,622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm(1)	Mineiros/GO	Apr / 07	Sugarcane	9,288	6,895
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Cattle	17,799	14,237
Parceria I Farm	Jaborandi/BA	Sep / 11(2)	Grains	7,699	5,725
Total				160,815	119,817

1- The Araucária and Cremaq farm areas do not include the areas sold in May 2013.
2- The Company has an option to acquire the “Parceria I Farm” at a pre-established  price.

     Market Value of the Portfolio

On June 30, 2013, the market value of our portfolio, including period sales, was R$1.1 billion, 23% more than at the end of June 2012. The table below shows the evolution of the market value of our properties:

Farm	Period Sales	Delloite	Period Sales	Delloite	Period Sales	BrasilAgro	Period Sales	BrasilAgro	Period Sales	BrasilAgro
		06/30/2008		12/31/2010		06/30/2011		06/30/2012		06/30/2013
Cremaq	0.0	111.8	0.0	181.1	0.0	181.9	0.0	222.3	37.4	231.6
Jatobá	0.0	153.7	0.0	155.0	0.0	153.4	0.0	179.8	0.0	227.7
Chaparral	0.0	115.6	0.0	143.1	0.0	150.3	0.0	173.7	0.0	196.5
Preferência	0.0	N.A.	0.0	24.6	0.0	32.3	0.0	36.8	0.0	39.6
Alto Taquari	0.0	66.6	0.0	63.4	0.0	58.6	0.0	62.3	0.0	107.3
Araucária	0.0	128.2	0.0	128.2	0.0	106.2	0.0	111.6	10.3	168.3
Nova Buriti	0.0	20.0	0.0	21.9	0.0	24.0	0.0	26.5	0.0	28.7
Engenho	21.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
São Pedro	0.0	31.8	0.0	23.7	0.0	25.0	26.1	0.0	0.0	0.0
Horizontina	0.0	0.0	0.0	49.0	0.0	54.1	0.0	72.7	75.0	0.0
Total	21.7	627.7	0.0	789.7	0.0	785.8	26.1	885.7	122.7	999.7

On June 30, 2008 and December 31, 2010, the market value of our farms was independently appraised by  Deloitte Touche Tohmatsu. On June 30, 2011, 2012 and 2013 the appraisal was conducted internally by the Company.

In order to estimate the market value of our farms, we considered for each property: (i) the level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

4Q13 Release	3

     Development of Areas

On June 30, 2013, 19% of our properties were developed and 36% were undergoing development. The chart below shows the level of development of each of our farms on the same date.

In line with our plan, in the 2012/13 harvest year, we transformed around 12,000 hectares – 7,150 hectares in the Jatobá farm, 1,739 in the Preferência farm and 2,816 in the Horizontina farm – giving a total of 87,300 hectares transformed since the beginning of operations in the 2007/08 harvest year, average growth of 9%.

Continuing with the transformation process, we obtained environmental licenses to clear a further 5,200 hectares.

4Q13 Release	4

     Sale of Properties

As a result of the maturation of our portfolio and in line with our business strategy, which seeks capital gains from the sale of properties and agricultural production, in 2012/13 we sold 19,647 hectares for R$122.7 million, 90% more than the acquisition price and the ensuing net investments in clearing the area, restructuring, road building, improvements, etc. until the sale date.

These sales marked the end of a complete project, in which the stages of acquisition, development, production and divestment generated an Internal Rate of Return (property + production) of more than 20%.

Sold Farms	Location	Acquistion Date	Project	Total Area Sold	Acquistion	Capex[1]	Acquisition + Capex	Sale Value	Sale Date	IRR[2]
				ha	R$'MM	R$'MM	R$'MM	R$MM		%
Horizontina	Maranhão	Apr/10	Grains	14,358	37.7	12.5	50.2	75	Oct/12	27
Araucária	Goiás	Apr/07	Sugarcane	394	3.6	0	3.6	10.3	May/13	20
Cremaq	Piauí	Oct/06	Grains	4,895	6.2	4.7	10.9	37.4	May/13	24
Total				19,647.0	47.5	17.2	64.7	122.7

1- Includes net investments in clearing the area, restructuring, road building, improvements, etc. until the sale date.
2- Internal Rate of Return (property + production) since the first disbursement until reception of the final installment, in accordance with the future soybean (CBOT) and foreign exchange curves.

Since the beginning of operations, we have invested more than R$423.91 million in acquiring and developing our properties. With the new environmental licenses and new investments, we aim to maintain the Company’s growth pace.

1 Net investments in opening the area, restructuring, road building, improvements, etc..

4Q13 Release	5

Operating Performance

Planted area in the 2012/13 harvest year totaled 75,833 hectares, divided among soybean, corn, sugarcane and pasture, 12% up on the previous year.

Since the beginning of operations in 2006, the Company has recorded average planted area growth of 28%.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Corn - 2nd crop	Total
Cremaq Farm		18,169	1,529		2,456	22,154
Jatobá Farm		11,450	2,942			14,392
Alto Taquari Farm	3,621					3,621
Araucária Farm	5,577					5,577
Chaparral Farm		9,594	667			10,261
Preferência Farm		200		6,572		6,772
Horizontina Farm[1]		7,161			754	7,915
Partnership I Farm		5,141				5,141
Total 12/13	9,198	51,715	5,138	6,572	3,210	75,833
Total 11/12[2]	9,000	42,314	9,238	5,992	2,330	71,103

1- Soybean and second corn crop planted area includes 7,161 and 754 hectares, respectively, at the Horizontina farm, which was sold in October 2012 and which we continued to operate until the end of the 2012/13 harvest year.
2- Total planted area in the 2011/12 harvest year includes  1,878 hectares of cotton and 351 hectares of rice.

     Grains

A total of 56,853 hectares of soybean and corn were planted, as well as 3,210 hectares of second-crop corn. The table below shows yields in the 2012/13 harvest year:

Yields (kg/ha)	harvest year 2012/2013
Soybean	1,938
New Area - 1st and 2nd year	1,159
Under Development Area - 3rd and 4th year	1,821
Developed Area - Above 4th year	2,699
Corn	4,369
Second Corn Crop	3,704

This harvest, our properties in the Northeast, especially in Bahia, faced a severe drought (see graphs below), which jeopardized soybean and corn yields by around 30% and 40%, respectively.

4Q13 Release	6

The historical average figure considers average rainfall in 2007/08, 2008/09, 2009/10, 2010/11 and 2011/12.

     Sugarcane

The Alto Taquari and Araucária farms are entirely planted with sugarcane and are currently in the harvest phase. By June 30, 2013, we had already delivered 1,048,000 tons to ETH. These properties are part of the agreement to supply sugarcane to ETH Bionergia for two complete sugarcane crop cycles (i.e. six harvest years with five harvests).

     Pasture

The Preferência farm has 6,572 hectares of pasture, 4,633 of which leased to third parties

In the 2012/13 harvest year, we transformed 1,739 hectares of cerrado (savanna) into pasture and began transforming around 1,600 hectares of pasture into grain area for the 2013/14 harvest.

The transformation of these areas into pasture allows the organic material increment to the production system, ensuring the transition to grains production.

4Q13 Release	7

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Gross profit	39,696	(3,866)	n.a.	73,767	19,678	275%
Selling expenses	(8,466)	(3,084)	175%	(14,028)	(4,015)	249%
General and administrative	(9,250)	(10,537)	-12%	(29,233)	(28,892)	1%
Other operating revenues/expenses	(2,251)	(6)	37417%	(3,539)	10	n.a.
Depreciations	10,660	12,028	-11%	27,997	27,398	2%
EBITDA	30,389	(5,465)	n.a.	54,964	14,179	288%

Adjusted EBITDA (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Gross profit	39,696	(3,866)	n.a.	73,767	19,678	275%
Elimination of gains on biological assets (grains and sugarcane planted)	(14,193)	(3,722)	281%	(15,342)	5,068	n.a.
Selling expenses	(8,466)	(3,084)	175%	(14,028)	(4,015)	249%
General and administrative	(9,250)	(10,537)	-12%	(29,233)	(28,892)	1%
Other operating revenues/expenses	(473)	(6)	7783%	204	10	1940%
Hedge results	(18,018)	(9,005)	100%	(17,998)	(8,350)	116%
Adjusted Depreciations(1)	11,742	14,221	-17%	26,343	25,693	3%
Adjusted EBITDA	1,038	(15,999)	n.a.	23,713	9,192	158%

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane and the Nova Buriti and Preferência farms, as well as administrative depreciation.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

4Q13 Release	8

Income Statement

Revenues (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Revenues from Grains	81,288	63,603	28%	128,941	112,408	15%
Revenues from Sugarcane	15,912	5,094	212%	62,583	41,260	52%
Leasing Revenues	738	289	155%	1,261	513	146%
Revenues from Farm Sale	47,713	-	n.a.	122,713	26,100	370%
Other revenues	155	257	-40%	1,253	359	249%
Deductions from Gross Revenue	(385)	(2,698)	-86%	(8,391)	(8,322)	1%
Net Revenue from Sales	145,421	66,545	119%	308,360	172,318	79%
Gain/loss on biological assets	(9,358)	(2,818)	232%	2,289	(417)	n.a.
Gain/loss on agricultural products	(420)	(2,740)	-85%	1,659	(2,663)	n.a.
Net Revenue	135,643	60,987	122%	312,308	169,238	85%
Cost of Products Sales	(76,185)	(64,853)	17%	(170,643)	(136,447)	25%
Cost of Farm Sales	(19,762)	-	n.a.	(67,898)	(13,113)	418%
Gross Profit	39,696	(3,866)	n.a.	73,767	19,678	275%

     Net Revenue from Sales

Revenues (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Total	97,708	66,545	47%	185,647	146,218	27%
Soybean	72,987	51,645	41%	97,554	86,442	13%
Corn	8,400	9,118	-8%	22,576	17,921	26%
Cotton	99	-	n.a.	3,052	-	n.a.
Others	22	459	-95%	745	1,278	-42%
Sugarcane	15,679	5,034	211%	61,022	40,064	52%
Leasing	522	289	81%	698	513	36%

Tons	4Q13	4Q12	Change	2013	2012	Change
Total amount sold	318,219	108,786	193%	1,217,794	809,542	50%
Soybean	67,541	57,846	17%	100,311	111,080	-10%
Corn	22,737	30,697	-26%	64,913	55,974	16%
Cotton	542	-	n.a.	1,897	-	n.a.
Others	385	2,493	-85%	2,881	6,153	-53%
Sugarcane	227,014	17,749	1179%	1,047,792	636,335	65%

In 4Q13, net revenue from sales totaled R$145.4 million, an increase of 119% from the same quarter in the previous fiscal year.

Grain revenue increased by 28% in the same period, rising from R$63.3 million, from the sale of 89,000 tons of grains, to R$81.3 million, from the sale of 90 tons.

In the fiscal year ended June 30, 2013, net revenue from sales totaled R$308.4 million, 79% up on the previous fiscal year, due to: (i) the 370% increase in revenue from the sale of farms , which increased rom R$26.1 million, in FY12 (sale of the São Pedro farm, to R$122.7 million in FY13 (sale of the Horizontina farm and areas of the Araucária and Cremaq farms); (ii) the supply of sugarcane to ETH for R$62.6 million; and (iii) the 15% increase in grain revenue, which rose from R$112.4 million in FY12 (167,000 tons) to R$128.9 million in FY13 (165,000 tons).

Grain revenue in FY13 climbed by 15% over FY12, from R$112.4 million, corresponding to the sale of 167,000 tons of grains, to R$128.9 million, from the sale of 165,000 tons. The reduction in soybean and corn yields, due to the severe drought that hit the farms in the Northeast, especially in Bahia, had a direct impact on the upturn in grain revenue, which recorded less growth than in previous years.

4Q13 Release	9

Revenue from sugarcane sales to ETH increased by 52% over FY12, rising from R$41.3 million, from 636,000 tons, to R$62.6 million, from 1,048,000 tons.

     Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn	Cotton	Others	Sugarcana	Gain / Loss 06/30/2013
Production fair value	80,346	12,991	3,252	76	58,722	155,386
Production cost	(100,731)	(16,077)	(7,196)	(166)	(44,269)	(168,439)
Gain and loss on agricultural products	(20,385)	(3,086)	(3,944)	(90)	14,453	(13,053)

Gain and loss on biological assets	-	628	4,107	-	10,607	15,342

Change on biological assets fair value	(20,385)	(2,458)	163	(90)	25,060	2,289

The biological assets of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

In the fiscal year ended June 30, 2013, the Company recorded a gain of R$2.3 million from biological assets and agricultural products, comprising a gain of R$25.0 million from sugarcane and a loss of R$22.7 million from others products, the result of the poor grain harvest.

     Inventories

Gain/loss on agricultural products (R$ thousand)	Soybean	Corn	Cotton	Others	Sugarcana	Gain / Loss 06/30/2013
Total	273	1,213	152	21	-	1,659

Inventories of agricultural products are measured at their fair value at harvest, considering the average harvest price in line with the prevailing accounting standard. A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses. The adjustment at realizable value is booked in the period income statement under “Impairment of agricultural products after harvest”.

On June 3, 2013, the amount recognized under impairment of agricultural products was R$1.6 million.

4Q13 Release	10

     Production Costs

The table below gives a breakdown of direct production costs:

Direct Production Cost	Soybean	Corn	Sugarcane	2012/2011 Average	2011/2012 Average
Variable Costs	79%	85%	69%	77%	74%
Seeds	8%	15%	0%	7%	7%
Fertilizers	28%	37%	16%	26%	27%
Defensive	15%	7%	4%	12%	9%
Agricultural services	22%	21%	37%	26%	24%
Fuels and lubricants	4%	4%	11%	5%	6%
Maintenance of machines and instruments	0%	0%	0%	0%	1%
Others	1%	1%	0%	1%	1%
Fixed Costs	21%	15%	31%	23%	26%
Labor	5%	3%	3%	4%	5%
Depreciations and amortizations	11%	10%	26%	15%	17%
Leasing	3%	0%	0%	2%	1%
Others	3%	2%	2%	3%	3%

The table below shows the production cost per hectare:

Total Production Cost (R$/ha)	2012/2013	2011/2012	Change
Soybean	1,830	1,641	12%
Corn	2,512	2,118	19%
Sugarcane	4,365	3,951	10%

The increase in soybean and corn production costs was mainly due to: (i) the 8% higher machinery-related service prices (diesel and wages); (ii) the 8% upturn in fertilizer prices; and (iii) the 8% increase in the price of the main agrichemicals.

Importantly, the total cost of production per hectare includes depreciation by opening area.

4Q13 Release	11

     Cost of Goods Sold

R$ thousand	4Q13	4Q12	Change	2013	2012	Change
Cost of Goods Sold	(104,348)	(80,320)	30%	(193,677)	(137,581)	41%
Soybean	(74,994)	(58,963)	27%	(102,744)	(85,883)	20%
Corn	(13,911)	(9,127)	52%	(27,445)	(14,881)	84%
Cotton	(2,091)	-	n.a.	(6,331)	-	n.a.
Others	(332)	(1,039)	-68%	(2,024)	(3,968)	-49%
Sugarcane	(11,658)	(8,666)	35%	(52,646)	(30,324)	74%
Leasing	(1,362)	(2,526)	-46%	(2,487)	(2,526)	-2%

R$ thousand	4Q13	4Q12	Change	2013	2012	Change
Biological Assets Allocated at Cost	28,163	15,467	82%	23,034	1,132	1935%
Soybean	23,134	15,162	53%	21,606	10,332	109%
Corn	5,211	261	1897%	6,050	(3,214)	n.a.
Cotton	1,756	-	n.a.	3,794	-	n.a.
Others	-	160	-100%	96	947	-90%
Sugarcane	(1,937)	(115)	1583%	(8,511)	(6,932)	23%
Leasing	-	-	n.a.	-	-	n.a.

R$ thousand	4Q13	4Q12	Change	2013	2012	Change
Total COGS	(76,185)	(64,853)	17%	(170,643)	(136,449)	25%
Soybean	(51,860)	(43,801)	18%	(81,138)	(75,551)	7%
Corn	(8,700)	(8,866)	-2%	(21,396)	(18,095)	18%
Cotton	(336)	-	n.a.	(2,537)	-	n.a.
Others	(332)	(879)	-62%	(1,928)	(3,021)	-36%
Sugarcane	(13,595)	(8,781)	55%	(61,157)	(37,256)	64%
Leasing	(1,362)	(2,526)	-46%	(2,487)	(2,526)	-2%

In FY13, the cost of goods sold (COGS) came to R$170.6 million, 25% more than in FY12, chiefly due to: (i) the 7% increase in soybean COGS; (ii) the 18% upturn in corn COGS; and (iii) the 64% rise on sugarcane COGS. Due to the fair value adjustments of agricultural products, changes in unit costs between exercises are directly linked to the market prices of commodities at the time of harvest.

     Selling Expenses

(R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Selling expenses	(8,466)	(3,084)	175%	(14,028)	(4,015)	249%
Freight	(1,949)	(1,337)	46%	(2,275)	(1,770)	29%
Storage	(3,863)	(768)	403%	(6,138)	(854)	619%
Sales Commission	(1,741)	-	n.a.	(4,322)	(413)	946%
Others	(913)	(979)	-7%	(1,293)	(978)	32%

In the fiscal year ended June 30, 2013, selling expenses totaled R$14.0 million, 249% higher than in the previous fiscal year, due to (i) the 29% increase in freight expenses, (ii) commissions on farm sales totaling R$4.3 million; (iii) cotton processing costs of R$2.2 million and (iv) silo plant expenses of R$3.3 million.

4Q13 Release	12

     General and Administrative Expenses

(R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
General and administrative	(9,250)	(10,537)	-12%	(29,233)	(28,892)	1%
Depreciations and amortizations	(337)	(295)	14%	(1,295)	(1,127)	15%
Personnel	(7,003)	(5,659)	24%	(17,971)	(15,832)	14%
Services	(1,265)	(2,276)	-44%	(5,436)	(5,328)	2%
Leases and Rents	(149)	(198)	-25%	(648)	(632)	3%
Others sales	(496)	(2,109)	-76%	(3,883)	(5,973)	-35%

In 4Q13, general and administrative expenses fell by 12%, from R$10.5 million, in 4Q12, to R$9.2 million.

In FY13, general and administrative expenses edged up by 1% over the previous fiscal year, from R$28.9 million to R$29.2 million.

The variation was primarily due to: (i) the upturn in personnel expenses due to the higher payroll following the 8% annual pay rise and the booking of RR$1.2 million in share-based payments as part of the executive stock option plan; and (ii) the reduction in other expenses resulting from fees with the monitoring of the farms’ legal and tax proceedings, transaction costs from the acquisition of Jatobá farm, and tax payments, which did not occur in 2012/13].

     Financial Result

Financial Result (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Interest	6,923	(1,753)	n.a.	233	(5,618)	n.a.
Monetary Adjustment	(405)	(472)	-14%	(1,545)	(296)	422%
Foreign Exchange	1,880	54	3381%	1,995	134	1389%
Gain (loss)	(3,308)	4,134	n.a.	(1,251)	6,682	n.a.
Hedge results	(10,339)	(18,136)	-43%	(4,963)	(19,308)	-74%
Other income / expense	1,380	2,054	-33%	4,940	12,180	-59%
Total	(3,869)	(14,119)	-73%	(591)	(6,226)	-91%

The consolidated financial resultis composed of the following items: (i) returns on the investment of cash equivalents with the FIM Guardiam fund and Banco Itaú; (ii) the monetary variation on the amountpayable from the acquisition of the Jatobá, Alto Taquari and Nova Buriti farms; (iv) income from hedge operations; (v) bank fees and expenses; and (vi) interest on financing.

The reduction in other financial income/expenses was due to the decline in the Company’s cash balance over the year before, resulting in lower income from financial investments.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari farm, which is adjusted by the CDI interbank deposit rate.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions in offshore brokers.

4Q13 Release	13

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars;  exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

•             Estimated gross margin based on the current price scenario.

•             Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•             Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•             Comparison between current estimates and the company’s budget.

•             Comparison of the estimated gross margin and the historical average.

•             Market expectations and trends.

•             Tax aspects.

In line with our policy, the Company began building hedge positions for the 2013/14 harvest year in the first half of 2013. These positions essentially involve the physical purchase of fertilizer and the sale of soybean and dollar futures.

Hedge Position on August 22, 2013.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
13/14	62.40%	12.74	62.39%	2.45

1- Percentage of volume in tons of soybeans locked in

2- Percentage of expected revenue in USD.

4Q13 Release	14

Balance Sheet

     Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Investments	Properties for Investment - Total
Cremaq	42,021	37,957	79,978
Jatobá	33,012	23,106	56,118
Alto Taquari [1]	33,211	39	33,250
Araucária [1]	70,392	1,315	71,707
Chaparral	47,877	13,495	61,372
Nova Buriti	21,649	363	22,012
Preferência	9,554	11,449	21,003
Parceria I	-	475	475
Horizontina [2]	37,735	8,257	45,992
Em 30 de junho de 2012	295,451	96,456	391,907

1- Excludes sugarcane investments
2- Horizontina farm was sold and leased until the end of the 2012/13 harvest year

4Q13 Release	15

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment - Total
Initial Balance	295,451	16,515	76,119	3,822	391,907
In June 30, 2012
Acquisitions	213	943	18,247	5,554	24,957
Reductions	(47,540)	(669)	(14,388)	(2,235)	(64,832)
(-) Depreciation/ Amortization	-	(1,260)	(11,664)	-	(12,924)
In June 30, 2013	248,124	15,529	68,314	7,141	339,108

The write-offs in the period ended June 30, 2013, were due to the sale of the Horizontina farm and part of the Araucária and Cremaq farms, R$17.3 million of which related to buildings, the clearing of areas and construction in progress and R$47.6 million to the write-off of land.

     CAPEX – Opening Areas

The table below gives a breakdown of investments in our properties:

CAPEX (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Maintenance	436	315	39%	3,932	2,418	63%
Opening	4,152	2,053	102%	14,315	20,155	-29%
Total	4,589	2,368	94%	18,247	22,573	-19%

The 29% reduction in clearing investments over FY12 was due to the reduction in transformed area from 13,700 hectares, in the 2011/12 harvest year, to 11,800 hectares in 2012/13.

     Depreciation – Opening Areas

The table below shows area clearing depreciation:

Depreciation (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Maintenance	(644)	(481)	34%	(2,421)	(1,700)	42%
Opening	(2,377)	(2,342)	1%	(9,242)	(8,843)	5%
Total	(3,021)	(2,824)	7%	(11,664)	(10,543)	11%

4Q13 Release	16

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on June 30, 2013 and 2012.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax - %	06/30/2013	06/30/2012	Change
Short term
Financiamento de Custeio Agrícola - BNB e Itaú	dec/13	7.23 and 8.45	31,403	29,432	7%
Financiamento Projeto Cremaq e Jaborandi - BNB	oct/13	7.23	7,845	10,941	-28%
Financiamento de Máquinas e Equipamentos - FINAME	feb/14	5.5 to 10 and TJLP + 1.95 to 3.10	2,164	2,694	-20%
Financiamento de cana-de-açúcar - Itaú	may/14	TJLP + 1.95 to 3.10	3,517	-
			44,929	43,067	4%

Long term
Financiamento de Cana de açúcar - Itaú	may/16	TJLP + 1.95 to 3.10	4,287	7,869	-46%
Financiamento de Máquinas e Equipamentos - FINAME	feb/16	5.50 to 10	2,769	5,358	-48%
Financiamento Projeto Cremaq e Jaborandi - BNB	oct/21	7.23	49,868	38,067	31%
			56,924	51,294	11%
Total			101,853	94,361	8%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. In 4Q13, government development agencies disbursed financing of R$9.1 million.

The balance of loans and financing came to R$101.8 million and R$94.4 million on June 30, 2013 and 2012, respectively.

In addition, the balance of accounts payable on acquisitions on June 30, 2013 was R$43.6 million, 7% up on June 30, 2012, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI  interbank rate and the U.S. dollar.

Acquisitions payable (R$ thousand)	06/30/2013	06/30/2012	Change
Jatobá Farm	2,163	1,974	10%
Alto Taquari Farm	23,841	22,296	7%
Nova Buriti Farm	17,646	16,588	6%
Total	43,650	40,858	7%

4Q13 Release	17

Capital Markets

     Share Performance

On September 3, 2013, BrasilAgro’s shares (AGRO3) were quoted at R$9.53, giving a market cap of R$556.8 million, while its ADRs (LND) were quoted at US$4.00.

AGRO3 appreciated by 47% in the fiscal year ended June 30, 2013, versus the Ibovespa’s 13% decline in the same period.

     Listing of ADRs

In November 2012, our ADRs migrated to level II and began trading on the NYSE under the ticker LND, further underlining the Company’s pioneering nature. It was the first agribusiness firm to go public on the Novo Mercado listing segment of the BM&FBOVESPA and now it was the first such company to list its ADRs on the NYSE. This important step exemplifies the Company’s new level of maturity and seeks to increase its exposure to investors and facilitate access to its shares.

4Q13 Release	18

Definitions

4Q12 – quarter ended June 30, 2012.

FY12 – fiscal year ended June 30, 2012.

Ano- Safra 2012/2013 – fiscal year begun on July 1, 2012 and ended June 30, 2013.

4Q13 – quarter ended June 30, 2013.

FY13 – fiscal year ended June 30, 2013.

Ano-Safra 2013/2014 – fiscal year begun on July 1, 2013 and ending June 30, 2014.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

4Q13 Release	19

Income Statement (R$ ‘000)

	4Q13	4Q12	Change	2013	2012	Change

Revenues from Grains	81,288	63,603	28%	128,941	112,408	15%
Revenues from Sugarcane	15,912	5,094	212%	62,583	41,260	52%
Leasing Revenues	738	289	155%	1,261	513	146%
Revenues from Farm Sale	47,713	-	n.a.	122,713	26,100	370%
Other revenues	155	257	-40%	1,253	359	249%
Deductions from Gross Revenue	(385)	(2,698)	-86%	(8,391)	(8,322)	1%
Net Revenue from Sales	145,421	66,545	119%	308,360	172,318	79%
Gain/loss on biological assets	(9,358)	(2,818)	232%	2,289	(417)	n.a.
Gain/loss on agricultural products	(420)	(2,740)	-85%	1,659	(2,663)	n.a.
Net Revenue	135,643	60,987	122%	312,308	169,238	85%
Cost of Products Sales	(76,185)	(64,853)	17%	(170,643)	(136,447)	25%
Cost of Farm Sales	(19,762)	-	n.a.	(67,898)	(13,113)	418%
Gross Profit	39,696	(3,866)	n.a.	73,767	19,678	275%

Selling expenses	(8,466)	(3,084)	175%	(14,028)	(4,015)	249%
General and administrative	(9,250)	(10,537)	-12%	(29,233)	(28,892)	1%
Depreciations and amortizations	(337)	(295)	14%	(1,295)	(1,127)	15%
Personnel	(7,003)	(5,659)	24%	(17,971)	(15,832)	14%
Services	(1,265)	(2,276)	-44%	(5,436)	(5,328)	2%
Leases and Rents	(149)	(198)	-25%	(648)	(632)	3%
Others sales	(496)	(2,109)	-76%	(3,883)	(5,973)	-35%

Other operating revenues/expenses	(2,251)	(6)	37417%	(3,539)	10	n.a.

Financial result	(3,869)	(14,119)	-73%	(591)	(6,226)	-91%
Financial income	(1,654)	(1,896)	-13%	38,000	26,466	44%
Interest on Financial Investments	1,417	2,245	-37%	5,598	12,686	-56%
Interest on assets	10,444	482	2067%	11,243	1,843	510%
Monetary variations	-	(31)	-100%	-	1,908	-100%
Foreign exchange variations on liabilities	2,205	2,881	-23%	5,116	2,961	73%
Gain (loss) on receivables of farms sales	(2,057)	4,134	n.a.	-	6,682	-100%
Realized results with derivatives	(7,825)	(3,391)	131%	-	386	-100%
Unrealized results with derivatives	(5,838)	(8,216)	-29%	16,043	-	n.a.
Financial expenses	(2,215)	(12,223)	-82%	(38,591)	(32,692)	18%
Bank charges	(37)	(191)	-81%	(658)	(506)	30%
Interest on liabilities	(3,521)	(2,235)	58%	(11,010)	(7,461)	48%
Monetary variations	(405)	(441)	-8%	(1,545)	(2,204)	-30%
Foreign exchange variations on liabilities	(325)	(2,827)	-89%	(3,121)	(2,827)	10%
Gain (loss) on receivables of farms sales	(1,251)	-	n.a.	(1,251)	-	n.a.
Realized results with derivatives	(8,998)	(12,756)	-29%	(16,622)	(12,756)	30%
Unrealized results with derivatives	12,322	6,227	98%	(4,384)	(6,938)	-37%

Equity result	15,860	(31,612)	n.a.	26,376	(19,445)	n.a.

Income tax and social contribution	3,375	12,515	-73%	2,351	12,845	-82%

Net income (loss) for the year	19,235	(19,097)	n.a.	28,727	(6,600)	n.a.
Atributted to the
Company's Stockholders	19,235	(19,164)	n.a.	28,727	(5,572)	n.a.
Minority interest	-	67	-100%	-	(1,028)	-100.0%

Outstanding shares at the end of the period	58,422,400	58,422,400		58,422,400	58,422,400

Net income (loss) basic and diluted per share - R$	0.33	(0.33)		0.49	(0.10)

4Q13 Release	20

Balance Sheet (R$ ‘000)

Assets	06/30/2013	06/30/2012	Change
Current assets
Cash and Cash equivalents	75,694	67,464	12%
Markable securities	9,244	-	n.a.
Trade accounts receivable	131,102	60,655	116%
Inventories	28,805	72,558	-60%
Biologial assets	1,202	4,111	-71%
Fiscal and tax credits	7,655	9,331	-18%
Transactions with derivatives	17,081	4,327	295%
Transactions with related parties	347	-	n.a.
Other assets	429	710	-40%
	271,559	219,156	24%

No current assets
Biological assets	36,657	31,931	15%
Markable securities	17,988	23,197	-22%
Fiscal and tax credits	25,736	22,803	13%
Diferred taxes	25,216	14,960	69%
Associated and subsidiary	1,714	-	n.a.
Trade accounts receivable	33,729	12,759	164%
Properties for investment	339,108	391,907	-13%
Other assets	1,632	268	509%
	481,780	497,825	-3%

Investments	70	410	-83%
Property, plant and euipment	14,851	15,630	-5%
Intagible assets	2,570	2,741	-6%
	499,271	516,606	-3%

Total assets	770,830	735,762	5%

4Q13 Release	21

Liabilities and Stockholders' Equity	06/30/2013	06/30/2012	Change
Current liabilitie
Suppliers	7,777	4,151	87%
Loans and financing	44,929	43,067	4%
Labor obligations	8,752	7,436	18%
Taxes payable	2,306	3,102	-26%
Dividends proposed	1,963	2	98050%
Transactions	2,860	8,307	-66%
Acquisitions payable	43,650	40,858	7%
Transactions with related parties	183	-	n.a.
Advance from customers	2,124	4,490	-53%
	114,544	111,413	3%

No current liabilities
Loans and financing	56,924	51,294	11%
Taxes payable	5,812	2,695	116%
Transactions with derivatives	1,140	10,209	-89%
Provisions for legal claims	4,802	1,183	306%
Other Obligations	623	-	n.a.
	69,301	65,381	6%

Stockholders' equity capital and reserves attributed to the parent company stockholders'
Capital	584,224	584,224	0%
Capital reserves	3,385	2,134	59%
Profit reserves	6,296	-	n.a.
Others reserves	(6,920)	(6,920)	0%
Accumulated losses	-	(20,470)	-100%
	586,985	558,968	5%

Total stockholders' equity	586,985	558,968	5%

Total liabilities and stockholders' equity	770,830	735,762	5%

4Q13 Release	22

Cash Flow Statement (R$ ‘000)

Cash Flow	2013	2012	Change

Cash flow from operational activities
Net Income	28,727	(6,600)	n.a.
Adjustments to reconcile net income
Depreciation and amortization	27,997	27,398	2.19%
Gain on farm sale	64,832	12,987	399.21%
Granting of stock options	1,251	1,138	9.93%
Residual value of fixed assets	2,061	101	1940.59%
Patrimonial Equivalence	-	-	n.a.
Gain (loss) on derivatives	(11,659)	12,756	n.a.
Exchange rate, monetary and financial charges	4,383	3,845	13.99%
Adjustment to present value of accounts receivable for the sale of farms	(6,981)	(6,682)	4.47%
Income and social contribution taxes	(10,258)	(14,686)	-30.15%
Fair value of biological assets and agricultural products and depletion of harvest	(2,289)	417	n.a.
Reversal Impairment of agricultural products after harvest	(1,659)	2,663	n.a.
Allowance for doubtful accounts	490	1,903	-74.25%
Provisions for lawsuits	3,619	-	n.a.
	100,514	35,240	185.2%
Change in operating working capital
Clients	(81,938)	(40,692)	101.36%
Inventories	43,417	662	6458.46%
Biological Assets	(14,859)	(3,402)	336.77%
Recoverable Taxes	(516)	(917)	-43.73%
Derivative Transactions	(15,520)	3,132	n.a.
Antecipated expense	-	(107)	-100.00%
Other credits	(1,246)	58	n.a.
Suppliers	3,718	2,838	31.01%
Related parties	-	-	n.a.
Payable Taxes	2,321	1,709	35.81%
Labor obligations	1,316	2,635	-50.06%
Clients advance	(2,366)	-	n.a.
Other obligations	622	(1,419)	n.a.
Net Cash generated by (used in) operating activities	35,463	(263)	n.a.

Cash flow from investments activities
Additions to immobilized and intangible	(3,383)	(4,338)	-22.01%
Additions to property for investments	(24,957)	(29,806)	-16.27%
Application for rescue of securities	(4,035)	-	n.a.
Biological assets addition	4,525	665	580.45%
Received dividends	-	-	n.a.
Increased investments and holdings	-	(12,999)	-100.00%
Amount received from the sale of farm	-	-	n.a.
Net cash (invested in) operating activities	(27,850)	(46,478)	-40.08%
Cash flow of financing activities
Advance for future capital increase	-	-	n.a.
Capital increase parent company minority interest	-	7,438	-100.00%
Payment of financing farms	-	(18,648)	-100.00%
Loans and financing	40,407	31,600	27.87%
Interest from Loans and Financing	(3,097)	(3,179)	-2.58%
Payment of loans and financing	(36,693)	(37,297)	-1.62%
Generated (provided) net cash by financing activities	617	(20,086)	n.a.
Increase (decrease) in cash and cash equivalents	8,230	(68,151)	n.a.
Cash and cash equivalents at the beginning of the year	67,464	135,615	-50.25%
Cash and cash equivalents at the end of the year	75,694	67,464	12.20%
	8,230	(68,151)	n.a.

4Q13 Release	23

Pesos e medidas usados na agricultura

1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres

Soja

1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca

Milho

1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca

Algodão

1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg

Cana-de-açucar

ATR - Açucar Total Recuperável

4Q13 Release	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 4, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer